

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

VIA U.S. MAIL

Novagen Solar Inc.
c/o Laughlin International
2533 Carson Street
Carson City, Nevada 89706

> **Re:** **Novagen Solar Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 10, 2010**
> **File No. 333-169103**

Dear Sir or Madam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1. We note your response to comment 2 in our letter dated December 3, 2010 that your stock is considered an Other-OTC security by the NASD and is quoted on the Pink OTC Markets' OTCQB. However, this does not appear to be consistent with your disclosure in your filing that your common stock is traded on the NASD OTC Bulletin Board (or OTCBB). In this regard, we refer to OTC Bulletin Board's Web site FAQ No. 4 at *http://www.otcbb.com/faqs/otcbb_faq.stm*. Please advise or revise your filing. If you believe that your shares are quoted on the OTC Bulletin Board, please provide support for such belief.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

                       Sincerely,

                       H. Roger Schwall
                       Assistant Director

cc   Thomas Mills, Esq.
        Novagen Solar Inc.
        (647) 436-7654 (fax)